February 9, 2007

Filed as Correspondence Via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Mary Fraser, Esq.

RE:	OXIS International, Inc.
Form SB-2 Registration Statement
(File No. 333-139216)

Dear Ms. Fraser:

OXIS International, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 10:00 a.m. (E.S.T.) on February 12, 2007.

The Company acknowledges that:

1. should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. the Company may not assert staff comments and the declaration of effectiveness as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Marvin S. Hausman
CEO, OXIS International, Inc.

cc:  Edgar D. Park, Richardson & Patel